Exhibit 99.4

SOS Limited Announces Exercise of Warrants for $26.6 Million Gross Proceeds

QINGDAO, China, Jan. 15, 2021 /PRNewswire/ -- SOS Limited (NYSE: SOS) (the “Company” or “SOS”) today announced the agreement by several accredited investors to exercise certain warrants to purchase up to an aggregate of 16,125,000 of its American Depositary Shares (“ADSs”) issued by the company on December 22, 2020, at an exercise price of $1.55, and January 7, 2021, at an exercise price of $1.85 per ADS, respectively.

The ADSs issuable upon exercise of the warrants are registered pursuant to a registration statement on Form F-3 (File No. 333-250145) which became effective by the Securities and Exchange Commission (SEC) on November 30, 2020. The gross proceeds to the company from the exercise of the warrants are expected to be approximately $26.6 million, prior to deducting placement agent fees and estimated offering expenses.

Maxim Group LLC is acting as the exclusive placement agent for the offering.

In consideration for the immediate exercise of the warrants for cash, the exercising holders will receive new unregistered warrants to purchase ADSs in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”). The warrants will be exercisable into an aggregate of up to 25,800,000 ADSs, at an exercise price of $2.00 per ADS, which have a term of exercise approximately equal to five years.

SOS intends to use the proceeds from the offering to develop its planned blockchain-based cryptocurrency mining and security and insurance technology business and acquisition in the cryptocurrency industry as well as for working capital and general corporate use.

The new warrants described above were offered in a private placement pursuant to an applicable exemption from the registration requirements of the 1933 Act and, along with the ADSs issuable upon their exercise, have not been registered under the 1933 Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. The securities were offered only to accredited investors. The company has agreed to file a registration statement with the SEC covering the resale of the ADSs issuable upon exercise of the new warrants.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About SOS Limited

SOS Limited, through its operating subsidiary, SOS Information Technology Co., Ltd. (“SOS”) is a high-technology company providing a wide range of services to its corporate and individual members, including marketing data, technology and solutions for emergency rescue services. SOS transforms digital technology into data-driven operations through the research and development of big data, cloud computing, Internet of Things, blockchain and artificial intelligence.

We have created a SOS cloud emergency rescue service software as a service (SaaS) platform with three major product categories: basic cloud, cooperative cloud, and information. This system provides innovative marketing solutions to clients such as insurance companies, financial institutions, medical institutions, healthcare providers, auto manufacturers, security providers, senior living assistance providers, and other service providers in the emergency rescue services industry.

SOS has obtained a national high-tech enterprise certification and the title of “big data star enterprise,” awarded by Gui’an New District Government. Staying on the forefront of digital technology innovation, the Company has registered 32 software copyrights and 2 patents. For more information, please visit: http://www.sosyun.com/

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include timing of the proposed transaction; the business plans, objectives, expectations and intentions of the parties;, SOS’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities market acceptance of our products; the ultimate impact of the current Coronavirus pandemic, or any other health epidemic, on our business, our research programs, healthcare systems or the global economy as a whole; our intellectual property; our reliance on third party organizations; our anticipated financial and operating results, including anticipated sources of revenues; our assumptions regarding the size of the available market, benefits of our product offering, product pricing, timing of product launches; management’s expectation with respect to future acquisitions; statements regarding our goals, intentions, plans and expectations, including the introduction of new products and markets; and our cash needs and financing plans and etc. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. SOS may not realize its expectations, and its beliefs may not prove correct. Due to known and unknown risks, our actual results may differ materially from our expectations or projections. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Additional information concerning these and other factors that may impact our expectations and projections can be found in our periodic filings with the SEC, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2019. SOS’s SEC filings are available publicly on the SEC’s website at www.sec.gov. SOS disclaims any obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise.